ENVOY ACQUIRES ONE OF THE WORLD'S TOP CREATIVE ADVERTISING AGENCIES, LEAGAS DELANEY

Billings soar to $750 million and Gross Margin run rate doubles to $165 million

London, New York, San Francisco, Toronto.
Nov 6th, 2000 - Geoff Genovese, President and CEO of Envoy Communications Group (NASDAQ: ECGI / TSE: ECG) today announced the company has entered into an agreement to purchase the London-based, international advertising agency, Leagas Delaney. The acquisition, valued at up to approximately CDN$132 million, will drive Envoy's Gross Margin run rate to CDN$165 million.
With offices in London, Hamburg, Paris, Rome and San Francisco, the purchase of Leagas Delaney is part of Envoy's strategy to build 'best of breed' companies in each of its core disciplines - Marketing, Design and Technology - and provide its clients with unparalleled, international service. Leagas Delaney, rated one of the world's top creative agencies, brings to Envoy a roster of marquis clients, including adidas, Barclays, Clarins, CNET.com, Goodyear, Harrod's and Telecom Italia. An Envoy Audio conference discussing the highlights of the Leagas Delaney purchase will take place today at 10:00 a.m. EST (3:00 p.m., GMT).

"Leagas Delaney is a world-class company, with an impressive track record of growth. I am extremely excited about the opportunity to work with such an extraordinary group of talented professionals," said Genovese.

Tim Delaney, Leagas Delaney's founder, CEO and Creative Director said that "We have always aimed to be ahead of the market in advertising creative terms, this merger gives us the opportunity to move even further ahead by working with like-minded professionals in areas like digital technology and retail design that are of increasing importance to our clients."

"The merging of Leagas Delaney with Envoy is the perfect marriage. Envoy is leading the revolution in the convergence of marketing, design and technology and we are excited to be a part of the campaign, " said Bruce Haines, Chairman of Leagas Delaney. "Envoy's integrated and international model - the blending together of traditional marketing with design and technology - represents the future of international marketing."

Financial Highlights

The acquisition is immediately accretive to Envoy's earnings.

Leagas Delaney is a growth company, achieving a 50% compounded growth rate over the last 2 years.

The addition of Leagas Delaney to the Envoy Group will double the Company's gross margin run rate to CDN $165 million, push Envoy's billings to close to CDN $750 million, and will enhance the Company's ability to cross-sell its 'best-of-breed' services internationally.

The purchase is worth a total consideration of up to approximately
CDN $132 million.  The down payment consideration is approximately
CDN $55 million, of which approximately CDN $19.8 million will be satisfied by the issuance of Envoy shares valued at $8.00CDN. The balance of the purchase price is up to approximately CDN $77 million and is subject to meeting annual profit targets over a period of four years. Two-thirds of the balance of the purchase price will be satisfied by the issuance of Envoy shares valued at $8.00. The deal, subject to financing, is expected to close by the end of January, 2001.

About Envoy

Envoy (www.envoy.to) is an international company, committed to building the "best-of-breed" in each of its core disciplines: design, marketing and technology. Through the convergence of its core disciplines, the Envoy Communications Group of companies provides innovative business building solutions for marquis, international clients that include adidas-Salomon, BASF, CIBC, Castrol, CDNOW, FedEx, Hewlett Packard, Honda, Panasonic,
Pizza Hut, Prudential (USA), Safeway, SalomonSmithBarney, Sprint Canada, Steelcase, TD Waterhouse (USA) and Wal-Mart.

About Leagas Delaney

Leagas Delaney was established in London in 1980. The Agency rapidly gained a reputation for outstanding creativity, winning many major awards for its work. Attracted by its high standards, AMV plc. acquired the Agency in 1986. Prior to the purchase of AMV by BBDO, Leagas Delaney management bought out the company in April 1998. Since that time, the company has seen explosive growth in its home market, the establishment of successful offices in San Francisco, Paris, Rome and Hamburg plus a stand alone new media company, The Digital Partners in London.

Major Clients include adidas in all offices, Lycos and Goodyear across the European network, Barclays Bank, the BBC, Patek Philippe, Harrods and Hyundai in London, CNET.com, Red Envelope in San Francisco, Le Gan, Clarins, Canal J and ING in Paris, Telecom Italia and Stern Magazine in Hamburg.

Audio Conference

To participate in the Audio conference, please dial:
In North America (888) 391-0090 and
Internationally, (415) 247-8505
fifteen minutes prior to start time (10:00 a.m. EST, 3:00 p.m. GMT)

Playback recording numbers are: North America (800) 633-8284,
Internationally (858) 812-6440.

To view accompanying slides, log on to www.envoy.to and click on the 'Leagas Delaney' icon.

Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E(i)(1) of the
United States Securities Exchange Act of 1934.   Such forward-looking
statements involve known and unknown risks, uncertainties and other factors that may cause Envoy's actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy's services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy's plans and objectives will be achieved."

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Corporate Investor Relations:
Jason Mandel      (800) 761-4944,          jasonm@envoy.to

Media Relations (US):
Matt Messinger    (201) 964.2377           mmessinger@mww.com
Julie Joung       (212) 827-3764           jjoung@mww.com

Media Relations (UK):
Gina Constantines  207-580-0222            ginac@keycommunicatins.co.uk
Gilly Lloyd 207-580-0222                   gillyl@keycommunications.co.uk
Victor Wheeler     207-580-0222            victorw@keycommunications.co.uk

Media Relations (Canada):
Darren Karasiuk (416) 593-5080 x405        darrenk@communique.to